MAX BERUEFFY

Senior Associate Counsel

Writer’s Direct Number: (205) 268-3581

Facsimile Number: (205) 268-3597

Toll-Free Number: (800) 627-0220

April 15, 2011

VIA EDGAR AND E-MAIL

Craig Ruckman

U.S. Securities and Exchange Commission

100 F Street, N.E.
Washington, DC 20549

ruckmanc@sec.gov

Re:	Protective Life Insurance Company
Protective Variable Annuity Separate Account
Post-Effective Amendment No. 14 to the
Registration Statement on Form N-4
File Nos. 333-115212 and 811-8108 (ProtectiveRewards II)

Dear Mr. Ruckman:

On February 28, 2011, Protective Life Insurance Company (the “Company”) and Protective Variable Annuity Separate Account (the “Separate Account”) filed the above-referenced post-effective amendment pursuant to Rule 485(a) under the Securities Act of 1933.  On behalf of the Company and the Separate Account, we are responding to the comments on this filing that the Commission staff provided by telephone to Elisabeth Bentzinger on April 8, 2011.

The following paragraphs provide the Company’s response to each comment raised by the Staff.  For the Staff’s convenience, each of the Staff’s comments is set forth in full below, and then the response follows.  I have enclosed pages marked to indicate the changes that we propose to make in response to the Staff’s comments.

1.              General

a.                                       Comment:  Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company’s guarantees under the contract or whether the Company will be primarily responsible for paying out on any guarantees associated with the contract.

Response: There are no guarantees or support agreements with third parties to support any of the Company’s guarantees under the ProtectiveRewards II contract.  The Company will be primarily responsible for paying out on any guarantees associated with these contracts.

b.                                      Comment:  Please confirm supplementally that the contract name on the front cover page of the prospectus is and will continue to be the same as the EDGAR class identifier associated with the contract.

Response: The contract name on the front cover of the prospectus for ProtectiveRewards II is and will continue to be the same as the EDGAR class identifier associated with the contract.

2.              Fee Table

a.                                       Comment:  Please remove the premium tax charge from the fee table and instead include it in the narrative preceding the table.

Response: Form N-4 does not prohibit the premium tax charge from being provided in the fee table, and the Company believes that it is more meaningful to contract owners to have the charge in the table.  Accordingly, the Company respectfully declines to remove the fee from the table.

b.                                      Comment:  With respect to the monthly death benefit fees, please clarify that the death benefits and associated fees are optional.

Response: The Company believes that it would be confusing to label any death benefit as optional, as the Return of Purchase Payments Death Benefit is only optional for contracts issued before December 1, 2008, and while the Maximum Anniversary Value Death Benefit is optional for all contracts, to call this death benefit optional would imply that the Return of Purchase Payments Death Benefit is not.  The Company believes that Footnote 2 to the fee table adequately describes each death benefit and associated fee for all contracts.

c.                                       Comment:  Please clarify in the fee table which optional benefits may be owned at the same time.

Response:  The Company has added Footnote 4 to the fee table to state that owners may not purchase both the SecurePay rider and the Protective Income Manager rider.  The Company also has revised footnote 2 to indicate that the Maximum Anniversary Value Death Benefit is not available if the Protective Income Manager rider is purchased.

d.                                      Comment:  Please consider placing the guaranteed lifetime withdrawal benefit riders under a new heading “Optional Guaranteed Lifetime Withdrawal Benefits.”

Response:  The Company has added a heading titled Optional Guaranteed Lifetime Withdrawal Benefits to the fee table.

e.                                       Comment:  Please note that the Protective Income Manager rider is only available for contracts issued on or after May 1, 2011.

Response:  The Company has revised Footnote 9 to the fee table to indicate that the Protective Income Manager rider is only available for contracts issued on or after May 1, 2011.

3.              Expense Examples

a.                                       Comment:  Please remove the language in the narrative to the expense examples regarding the persistency credits, as this disclosure is too lengthy.

Response: While the Company feels it is important for owners to understand that persistency credits are not included in the expense examples, the Company has shortened this disclosure.

b.                                      Comment:  Because an owner cannot purchase the Maximum Anniversary Value Death Benefit with the Protective Income Manager rider, please revise the expense examples.

Response:  The Company has revised the expense examples to reflect the Protective Income Manager rider with the Return of Purchase Payments Death Benefit.

c.                                       Comment:  Please explain why there are expense examples for contracts issued before May 1, 2005.

Response:  The Company has included expense examples for contracts issued before May 1, 2005 because these reflect the impact of the persistency reward on Contract Value expenses in accordance with the Staff’s comment provided to the Company on November 30, 2007.

4.              Summary

a.                                       Comment:  In the prospectus summary discussion of the contract death benefit, state that if the rider is elected after issue and the Maximum Anniversary Value Death Benefit is in effect, the excess, if any, of that benefit over the Return of Purchase Payments Death Benefit will be forfeited.

Response: The Company has noted throughout the prospectus that any excess of the Maximum Anniversary Value Death Benefit over the Return of Purchase Payments Death Benefit will be forfeited upon election of the Protective Income Manager rider.

b.                                      Comment:  When discussing the Protective Income Manager rider in the summary of the prospectus, please: (i) note that it is only available with contracts issued on or after May 1, 2011; (ii) briefly explain the RightTime Option; (iii) revise the first sentence to provide a more meaningful description of the rider; and (iv) indicate that excess withdrawals may cause the rider to terminate.

Response: The Company has revised the prospectus summary as follows:  (i) added a parenthetical to note that the Protective Income Manager rider is only available with contracts issued on or after May 1, 2011; (ii) added a section to explain the RightTime Option; (iii) revised the first sentence to provide a more meaningful description of the rider; and (iv) added disclosure that excess withdrawals may significantly reduce or eliminate the value of the rider’s benefits.

5.              The Separate Account

a.                                       Comment: In the discussion on the separate account, please remove the last sentence of the first paragraph as it is vague and not necessarily accurate.

Response:  The Company has removed the last sentence of the first paragraph in the separate account discussion.

b.                                      Comment: Please update Footnote 3 describing the merger of the Van Kampen portfolios.

Response: The Company has updated Footnote 3 describing the merger of the Van Kampen portfolios.

6.              Transfers

a.                                       Comment:  Please revise the limitations on transfers involving the Guaranteed Account to include disclosure that it may take several years before an owner may transfer all of his or her contract value to the Variable Account from the Guaranteed Account.

Response:  The Company has revised the disclosure on Guaranteed Account transfer limitations to state that it may take several years before an owner may transfer all of his or her contract value from the Guaranteed Account to the Variable Account.

b.                                      Comment: The dollar cost averaging discussion indicates that an owner may dollar cost average from a DCA fixed account or any other Allocation Option.  However, the remaining discussion only seems to contemplate dollar cost averaging from a DCA fixed account.  Please revise the disclosure to provide similar disclosure on dollar cost averaging from non-DCA fixed accounts.

Response: The Company has revised the dollar cost averaging discussion to state that an owner may only dollar cost average from a DCA fixed account.

7.              Surrenders and Partial Surrenders

Comment:  When discussing partial surrenders, please indicate the result when a partial surrender request results in contract value remaining of less than $5,000.

Response:  The Company has included disclosure in the prospectus to explain the consequences of receiving a partial surrender request where the request would reduce the contract value below $5,000.

8.              SecurePay Rider

a.                                       Comment:  To follow the format used elsewhere in the prospectus, please indent the example beginning on page 57 of the prospectus.

Response:  The Company has indented the example beginning on page 57 of the prospectus.

b.                                      Comment:  When discussing the Roll-up Period under the SecurePay Roll-up Value, indicate in the second bullet that the reset of the Roll-up Period is described below.

Response:  The Company has indicated in the second bullet of the Roll-up Period discussion that the reset of the Roll-up Period is described below.

9.              Protective Income Manager Rider

a.                                       Comment:  In the introduction to the Protective Income Manager rider, please revise the first sentence to provide a more meaningful description of the rider.

Response:  The Company has revised the first sentence of the Protective Income Manager rider discussion to provide a more meaningful description of the rider.

b.                                      Comment:  Please define or better describe the reference to Optimal Withdrawal Amount in the second paragraph of the introduction to the Protective Income Manager rider (see, e.g., first bullet under Important Considerations under Purchasing Protective Income Manager).  Moreover, please consider using a phrase other than “Optimal Withdrawal Amount” (for example, “Annual Withdrawal Amount”) as it is unclear what “optimal” means and how it may apply to different contract owners.

Response:  The Company has revised the second paragraph of the introduction to the Protective Income Manager rider to better explain the Optimal Withdrawal Amount. The Company has considered renaming the phrase “Optimal Withdrawal Amount,” but has decided not to do so, in part because this terminology is used in the rider form provided to contract owners.

c.                                       Comment:  Please indicate that excess withdrawals may cause the rider to terminate in the second paragraph of the introduction to the Protective Income Manager rider.

Response:  The Company has added disclosure to the second paragraph of the introduction to the Protective Income Manager rider indicating that excess withdrawals may significantly reduce or eliminate the value of the rider’s benefits.

d.                                      Comment:  In the first bullet under Important Considerations following the introduction to the Protective Income Manager rider, please remove the reference to the Company allocating purchase payments and dollar cost averaging transfers, as this is an action taken by the owner, not the Company.

Response:  The Company has removed the statement discussing the allocation of purchase payments and dollar cost averaging transfers in the first bullet under Important Considerations following the introduction to the Protective Income Manager rider.

e.                                       Comment:  With respect to the second bullet under Purchasing Protective Income Manager - Important Considerations, the disclosure states that the minimum Optimal Withdrawal Amount is “typically higher” the closer the owner is to the Maximum Annuity Commencement Date when the rider is elected.  Please revise this statement to indicate that the minimum amount “may” be higher, and also state that this is because the rider is designed for the owner to withdraw a greater proportion of Contract Value over time.

Response:  The Company has revised the second bullet under Purchasing Protective Income Manager - Important Considerations to state that the minimum Optimal Withdrawal Amount may be higher the closer the owner is to the Maximum Annuity Commencement Date because the rider is designed for the owner to withdraw a greater proportion of Contract Value over time.

f.                                         Comment:  Under Determining Your Optimal Withdrawal Amount — Increase in Protective Income Manager Fee, please provide a cross-reference to the Protective Income Manager Fee discussion.  In addition, revise the second sentence of this discussion to indicate that a reset results from taking an excess withdrawal.

Response:  Under Determining Your Optimal Withdrawal Amount — Increase in Protective Income Manager Fee, the Company has provided a cross-reference to the Protective Income Manager Fee discussion and has revised the second sentence of the discussion to indicate that a reset results from taking an excess withdrawal.

g.                                      Comment:  Please consider moving the discussion on the Protective Income Manager payment factor to the beginning of the discussion titled Determining Your Optimal Withdrawal Amount, and add an introductory statement briefly describing the payment factor.

Response:  The Company believes that the calculation of the Optimal Withdrawal Amount should precede any detailed discussion of the Protective Income Manager payment factor, but has added an introductory sentence to the Determining Your Optimal Withdrawal Amount section to briefly explain the payment factor.

h.                                      Comment:  The penultimate sentence under the Protective Income Manager payment factor discussion states that the Optimal Withdrawal Amount “tends to increase over time.”  Please revise this statement to indicate that the Optimal Withdrawal Amount may increase because the rider is designed for the owner to withdraw a greater proportion of Contract Value over time.

Response:  The Company has revised the discussion on the payment factor to make clear that the Optimal Withdrawal Amount may increase because the rider is designed for the owner to withdraw a greater proportion of Contract Value over time, assuming no significant decrease in subaccount performance.

i.                                          Comment:  With respect to Protected Lifetime Payments available on the Maximum Annuity Commencement Date, briefly describe the factors a contract owner should consider when choosing between Protected Lifetime Payments and annuity payments.

Response: The Company has added disclosure to the Protected Lifetime Payments discussion to briefly describe the factors a contract owner should consider when choosing between Protected Lifetime Payments and annuity payments.

10.       Allocation Guidelines and Restrictions

Comment:  Please confirm supplementally whether the Allocation Adjustment is available other than with the Protective Income Manager rider.

Response:  The Allocation Adjustment is only available with the Protective Income Manager rider.

11.       Appendices

a.                                       Comment:  Please add a column to the right of the Protective Income Manager Payment Factor column in Appendix J to demonstrate the Hypothetical Contract Value times the Protective Income Manager Payment Factor, and provide footnotes explaining why the Optimal Withdrawal Amount is equal to this result or why it has varied.

Response:  The Company has added a column with corresponding footnotes to demonstrate the Hypothetical Contract Value times the Protective Income Manager Payment Factor and how that relates to the Optimal Withdrawal Amount.

b.                                      Comment:  Please confirm supplementally that the recalculation of the Optimal Withdrawal Amount on each Contract Anniversary, as described on page 69 of the prospectus, is sufficiently illustrated in the Appendix J example.

Response:  The Company confirms that the recalculation of the Optimal Withdrawal Amount on each Contract Anniversary is sufficiently illustrated in the Appendix J example.

c.                                       Comment:  With respect to Footnote B of Appendix J, please revise the calculation so that an owner can understand what is meant by “max” (i.e., rewrite this as narrative text).

Response:  The Company has revised Footnote B (now Footnote C) to Appendix J to be more reader friendly.

d.                                      Comment:  With respect to Footnote F of Appendix J, please explain why the “0.08570” factor is reflected as the factor has changed due to a reset.

Response:  We have revised Footnote F to explain that, following an Excess Withdrawal (the “Reset Date”), we reset the “floor” for future Optimal Withdrawal Amounts, using a new Protective Income Manager Payment Factor determined by the age of the (younger) Covered Person on the Reset Date and that this will result in a lower Protective Income Manager Payment Factor.

e.                                       Comment:  Please revise Footnote G of Appendix J for clarity.

Response:  The Company has revised Footnote G of Appendix J for clarity.

f.                                         Comment: In Appendix J, please add a footnote describing the numbers depicted in the Protected Lifetime Payment column (including the calculation at issue and when the payment decreases in year 8).

Response:  The Company has added Footnote A to Appendix J to describe the Protected Lifetime Payment column.

g.                                      Comment: In Appendix K, please add an introductory narrative on how to read the Protective Income Manager payment factors in the table set forth therein, and consider providing an example.

Response:  The Company has added an introductory narrative and an example to Appendix K.

*     *     *     *     *

If you have any questions or would like to discuss our revisions, please let me know.  The Company acknowledges that, with respect to the above-referenced filing:

•                                          Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing;

•                                          the Company, on behalf of the Separate Account, is responsible for the adequacy and accuracy of the disclosure in the filing; and

•                                          the Company, on behalf of the Separate Account, may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call the undersigned at (205) 268-3581 or Elisabeth M. Bentzinger at (202) 383-0717 with any questions or comments concerning this response.  We greatly appreciate the staff’s efforts in assisting the Company with this filing.

Very truly yours,

/s/ Max Berueffy
Max Berueffy

Attachment

cc:	Elisabeth Bentzinger, Esq.
Sutherland Asbill & Brennan

The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Fund fees and expenses.

PERIODIC CHARGES

(other than Fund expenses)

Annual Contract Maintenance Fee	$35	(1)

	Contracts Issued On or After 12/1/08	Contracts Issued Before 12/1/08
Variable Account Annual Expenses (as a percentage of average Variable Account value)
Mortality and Expense Risk Charge	1.05%	0.95%
Administration Charge	0.10%	0.10%
Total Variable Account Annual Expenses (without death benefit fee)	1.15%	1.05%
Monthly Death Benefit Fee(2)
CoverPay Fee (as an annualized percentage of the death benefit value on each Monthly Anniversary Day, beginning on the 1st Monthly Anniversary Day)
For Contracts Issued On or After December 1, 2008:
Maximum Anniversary Value Death Benefit		0.20%
For Contracts Issued Before December 1, 2008:
Maximum Anniversary Value Death Benefit		0.30%
Return of Purchase Payments Death Benefit		0.10%

—or—

ValuPay Fee(3) (annual dollar amount per $1,000 of Net Amount at Risk on each Monthly Anniversary Day, beginning on the
13th Monthly Anniversary Day)

Maximum Anniversary Value Death Benefit (and for Contracts issued before December 1, 2008, the Return of Purchase Payments Death Benefit)

Maximum: (age 95 or more)	$227.28 ($18.94 per month)
Fee at age 56	$6.00 ($0.50 per month)
Minimum: (age 50 or less)	$3.00 ($0.25 per month)

Optional Guaranteed Lifetime Withdrawal Benefits(4)

Monthly SecurePay Fee(5) (as an annualized percentage of the Benefit Base(6) on each Monthly Anniversary Day, beginning with the 1st Monthly Anniversary Day following election of the rider)

SecurePay riders issued on or after May 1, 2010:

	Maximum	Current
Purchase of SecurePay rider at time of Contract Purchase	0.95%	0.50%
Purchase of SecurePay rider under RightTime® option	0.95%	0.60%
Purchase of SecurePay rider with SecurePay R72 Benefit at time of Contract Purchase	1.40%	0.95%
Purchase of SecurePay rider with SecurePay R72 Benefit under RightTime® option	1.60%	1.05%

SecurePay riders issued on or after May 1, 2009 and before May 1, 2010:(7)

	Maximum	Current
Purchase of SecurePay rider at time of Contract Purchase	0.95%	0.50%
Purchase of SecurePay rider under RightTime® option	0.95%	0.60%
Purchase of SecurePay rider with SecurePay R72 Benefit at time of Contract Purchase	1.40%	0.90%
Purchase of SecurePay rider with SecurePay R72 Benefit under RightTime® option	1.60%	1.00%

SecurePay riders issued before May 1, 2009:(7)

	Maximum	Current(8)
SecurePay rider	0.95%	0.70%
SecurePay rider with SecurePay R72 Benefit	1.40%	0.90%
SecurePay rider with SecurePay GMAB	1.30%	0.85%
SecurePay rider with SecurePay R72 Benefit and SecurePay GMAB	1.70%	1.05%

Monthly Protective Income Manager Fee(9) (as an annualized percentage of Contract Value(10), beginning with the 1st Monthly Anniversary Day following election of the rider)

	Maximum	Current
Purchase of the Protective Income Manager rider at time of Contract Purchase .	2.00%	1.00%
Purchase of the Protective Income Manager rider under Right Time® option	2.20%	1.10%

5

(1)                 We will waive the annual contract maintenance fee if your Contract Value or aggregate Purchase Payments, reduced by surrenders and surrender charges, is $50,000 or more. (See “Charges and Deductions.”)

(2)                 For Contracts issued on or after December 1, 2008: There are two death benefits available under the Contract: (1) the Return of Purchase Payments Death Benefit; and (2) the Maximum Anniversary Value Death Benefit. When you purchase your Contract, you elect either the CoverPay Fee or the ValuPay Fee if you purchase the Maximum Anniversary Value Death Benefit. There is no death benefit fee for the Return of Purchase Payments Death Benefit. The Maximum Anniversary Value Death Benefit is not available if you purchase the Protective Income Manager rider. For Contracts issued before December 1, 2008: There are three death benefits available under the Contract: (1) the Contract Value Death Benefit; (2) the Return of Purchase Payments Death Benefit; and (3) the Maximum Anniversary Value Death Benefit. When you purchased your Contract, you elected either the CoverPay Fee or the ValuPay Fee for either the Return of Purchase Payments Death Benefit or the Maximum Anniversary Value Death Benefit. There is no death benefit fee for the Contract Value Death Benefit. If your Contract was issued before May 1, 2005, you also had the option of paying for these death benefits with an asset-based fee, which is equal, on an annual basis, to 0.15% of your average Contract Value measured on each Monthly Anniversary Day for the Return of Purchase Payments Death Benefit and 0.45% of your average Contract Value measured on each Monthly Anniversary Day for the Annual Ratchet Death Benefit (now called the Maximum Anniversary Value Death Benefit). For more information on these death benefit values and how they are calculated, please see the “DEATH BENEFIT” section of this prospectus as well as “Charges and Deductions, Death Benefit Fee.”

(3)                 The ValuPay fee is based on the Net Amount at Risk and the oldest Owner’s age. If the Net Amount at Risk remains the same, the ValuPay fee will increase over time as the age of the oldest Owner increases. (See “Charges and Deductions, ValuPay Fee.”)

(4)                 You may not purchase both the SecurePay rider and the Protective Income Manager rider.

(5)                 The SecurePay rider is not available with Contracts purchased before May 1, 2007. If we increase the SecurePay Fee, we will give you at least 30 days’ notice prior to the increase. You may elect not to pay the increase in your SecurePay Fee and your SecurePay rider will not terminate, but your current Benefit Base will be capped at its then current value (i.e., your SecurePay Anniversary Value will be reset to $0) and you will give up the opportunity for any future increases in the Benefit Base if your Contract Value exceeds your Benefit Base on subsequent Contract Anniversaries. You will continue to be assessed your current SecurePay Fee. If you purchased the SecurePay R72 Benefit, we also will no longer calculate the SecurePay Roll-up Value when determining your Benefit Base if you elect not to pay the increase in your SecurePay Fee. However, you will continue to be assessed your current SecurePay Fee, even though you will no longer be entitled to additional SecurePay Roll-up Values See “SecurePay With RightTime® Option” in this prospectus. If you purchased a SecurePay rider before May 1, 2009 and you purchased the SecurePay Guaranteed Minimum Accumulation Benefit (GMAB), you also will not be permitted to “step-up” the GMAB Guaranteed Amount or repurchase the SecurePay GMAB following its termination if you elect not to pay the increase in your SecurePay Fee (please note that you will continue to be assessed your current SecurePay Fee, even though you will no longer be entitled to additional “step-ups” of the GMAB Guaranteed Amounts and/or repurchase the SecurePay GMAB following its termination). See Appendix F: The SecurePay GMAB (Not Available On or After May 1, 2009).

(6)                 The Benefit Base is a value used to calculate the Annual Withdrawal Amounts, and the fees charged, under the SecurePay rider. On the Rider Effective Date, your initial Benefit Base is equal to your Contract Value. For more information on the SecurePay rider, the Benefit Base and how it is calculated, please see “SecurePay With RightTime® Option” in this prospectus.

(7)                 For SecurePay riders issued on or after May 1, 2009 without the SecurePay R72 Benefit, we have changed the Maximum Withdrawal Percentage under the SecurePay rider and lowered the SecurePay fee. However, if in any state we do not receive approval of these changes by May 1, 2009, we will continue to issue the SecurePay rider in that state with the old Maximum Withdrawal Percentage and higher SecurePay fee until state approval is received. Also, for SecurePay riders issued on or after May 1, 2009 with the SecurePay R72 Benefit, we have imposed a new condition in order to be eligible for the “roll-up” amount and have discontinued the reset of the Roll-up Period. However, if in any state we do not receive approval of these changes by May 1, 2009, we will continue to issue the SecurePay rider with the SecurePay R72 Benefit in that state without these changes until state approval is received. Please check with your sales representative regarding approval in your state. Finally, effective May 1, 2009, the SecurePay Guaranteed Minimum Accumulation Benefit (GMAB) is no longer available for purchase with the SecurePay rider, even if you purchased your Contract prior to May 1, 2009 and you purchase the rider on or after May 1, 2009 by exercising the RightTime® option. For information on the SecurePay GMAB, please see Appendix F: The SecurePay GMAB (Not Available On or After May 1, 2009).

(8)                 The current SecurePay Fee may be lower for certain Owners who elected not to pay an increase in the fee that became effective on February 16, 2009.

(9)                 The Protective Income Manager rider is not available with Contracts purchased before May 1, 2011. If we increase the Protective Income Manager Fee, we will give you at least 30 days’ notice prior to the increase. You may elect not to pay the increase in your Protective Income Manager Fee, and your Protective Income Manager rider will not terminate, but we will “lock in” your most recent Protective Income Manager Payment Factor and will use this factor when we calculate your Optimal Withdrawal Amount on all future Contract Anniversaries (meaning your Protective Income Manager Payment Factor will never change, even if there is a Reset following the date you elect not to pay the fee increase). You will continue to be assessed your current Protective Income Manager Fee. See “Protective Income Manager with RightTime® Option” in this prospectus.

(10)          The Protective Income Manager fee is a percentage of the greater of: (1) the Contract Value on the fee calculation date; or (2) the Contract Value on the later of the Rider Effective Date or the most recent Reset Date.

The next table shows the minimum and maximum total operating expenses charged by the Funds that you may pay periodically during the time that you own the Contract. More detail concerning each Fund’s fees and expenses is contained in the prospectus for each Fund.

6

The Fund expenses used to prepare the next table were provided to Protective Life by the Funds. Protective Life has not independently verified such information. The expenses shown are based on expenses incurred for the year ended December 31, 2010. Current or future expenses may be higher or lower than those shown.

RANGE OF EXPENSES FOR THE FUNDS

	Minimum		Maximum
Total Annual Fund Operating Expenses (total of all expenses that are deducted from Fund assets, including management fees, 12b-1 fees, and other expenses)	0.35%	-	1.68%*

*                 The range of Total Annual Fund Operating Expenses shown here does not take into account contractual and voluntary arrangements under which the Funds’ advisers currently reimburse Fund expenses or waive fees. Please see the prospectus for each Fund for more information about that Fund’s expenses.

Example of Charges

The following examples are intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. The examples show the costs of investing in the Contract, including owner transaction expenses, the annual Contract maintenance fee, Variable Account Charges in effect as of December 1, 2008, and both maximum and minimum total Annual Fund Operating Expenses. The first example assumes that you purchased the Protective Income Manager rider under the RightTime® option at the maximum and current charges.The second example assumes that you have not purchased either the SecurePay rider or the Protective Income Manager rider. The examples do not include any persistency reward. The examples assume that the Return of Purchase Payments Death Benefit is in effect, and that all Contract Value is allocated to the Variable Account. Please note that while election of the Protective Income Manager rider with the Return of Purchase Payments Death Benefit is assumed in the first example, under certain circumstances, the SecurePay rider with the SecurePay R72 Benefit and the Maximum Anniversary Value Death Benefit may be more expensive, depending on the current rider charge, the oldest Owner’s age, and/or the Net Amount at Risk. The examples do not reflect transfer fees or premium taxes, which may range up to 3.5% depending on the jurisdiction.

The examples assume that you invest $10,000 in the Contract for the periods indicated. The examples also assume that your investment has a 5% return each year.

If you purchased the Protective Income Manager rider:

(1)          If you surrender the Contract at the end of the applicable time period:

(a)          With Protective Income Manager rider selected under RightTime® option (reflecting the maximum charge):

	1 year	3 years	5 years	10 years
Maximum Fund Expenses	1,162	2,133	3,013	5,287
Minimum Fund Expenses	1,045	1,791	2,453	4,236

(b)         With Protective Income Manager rider selected under RightTime® option (reflecting the current charge):

	1 year	3 years	5 years	10 years
Maximum Fund Expenses	1,059	1,834	2,524	4,372
Minimum Fund Expenses	940	1,482	1,940	3,228

7

(2)          If you annuitized* or remain invested in the Contract at the end of the applicable time period:

(a)          With Protective Income Manager rider selected under RightTime® option (reflecting the maximum charge):

	1 year	3 years	5 years	10 years
Maximum Fund Expenses	535	1,601	2,661	5,287
Minimum Fund Expenses	409	1,237	2,078	4,236

(b)         With Protective Income Manager rider selected under RightTime® option (reflecting the current charge):

	1 year	3 years	5 years	10 years
Maximum Fund Expenses	425	1,284	2,152	4,372
Minimum Fund Expenses	298	910	1,543	3,228

If you have not purchased either the SecurePay rider or the Protective Income Manager rider:

(1)          If you surrender the Contract at the end of the applicable time period:

	1 year	3 years	5 years	10 years
Maximum Fund Expenses	957	1,531	2,022	3,393
Minimum Fund Expenses	836	1,167	1,403	2,101

(2)          If you annuitize* or remain invested in the Contract at the end of the applicable time period:

	1 year	3 years	5 years	10 years
Maximum Fund Expenses	315	961	1,628	3,393
Minimum Fund Expenses	187	575	983	2,101

If your Contract was purchased before May 1, 2005, the following example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. The example shows the costs of investing in the Contract, including owner transaction expenses, the annual contract maintenance fee, the death benefit fee (assuming you elected the Annual Ratchet Value Death Benefit (now called the Maximum Anniversary Value Death Benefit) and the asset-based fee), Variable Account charges, and both maximum and minimum total annual Fund operating expenses. The example includes a persistency reward that we add to the Contract Value on each Contract Anniversary beginning with the eighth Contract Anniversary and continuing until the Annuity Commencement Date. On the eighth Contract Anniversary we add 2.0% of Variable Account value; on the 9th and 10th Contract Anniversaries, we add 0.20% of Variable Account value. The example assumes that all Contract Value is allocated to the Variable Account in each of those years. The example does not reflect transfer fees or premium taxes, which may range up to 3.5% depending on the jurisdiction.

The example assumes that you invest $10,000 in the Contract for the periods indicated. The example also assumes that your investment has a 5% return each year.

(1)          If you surrender the Contract at the end of the applicable time period:

	1 year	3 years	5 years	10 years
Maximum Fund Expenses	989	1,628	2,184	3,718
Minimum Fund Expenses	869	1,268	1,576	2,474

(2)          If you annuitize* or remain invested in the Contract at the end of the applicable time period:

	1 year	3 years	5 years	10 years
Maximum Fund Expenses	350	1,065	1,797	3,718
Minimum Fund Expenses	222	682	1,164	2,474

*                 You may not annuitize your Contract within 3 years after we accept a Purchase Payment. For more information, see “ANNUITY PAYMENTS, Annuity Commencement Date, Changing the Annuity Commencement Date.” Neither the death benefit fee nor the Protective Income Manager rider fee apply after the Annuity Commencement Date.

Please remember that the examples are an illustration and do not guarantee the amount of future expenses. Your actual expenses may be higher or lower than those shown. Similarly, your rate of return may be more or less than the 5% rate of return assumed in the examples.

8

Is there a death benefit?

If any Owner dies prior to the Annuity Commencement Date and while this Contract is in force, a death benefit, less any applicable premium tax, will be payable to the Beneficiary. The death benefit is determined as of the end of the Valuation Period during which we receive due proof of the Owner’s death. (See “Death Benefit.”)

For Contracts issued on or after December 1, 2008, there are two death benefits available — the Return of Purchase Payments Death Benefit and the Maximum Anniversary Value Death Benefit. The Return of Purchase Payments Death Benefit is included with your Contract at no additional charge. You may select the Maximum Anniversary Value Death Benefit for an additional fee, but only if the oldest Owner is younger than 76 on the Effective Date of the Contract. If you choose the optional Maximum Anniversary Value Death Benefit, you must indicate that you would like this optional death benefit, and the basis on which you want the Maximum Anniversary Value Death Benefit fee to be assessed (i.e., the CoverPay Fee or the ValuPay Fee), when you apply for your Contract. You may not change your selection after your Contract is issued. (See “Charges and Deductions, Death Benefit Fee.”)

For Contracts issued before December 1, 2008, there are three death benefits available — the Contract Value Death Benefit, the Return of Purchase Payments Death Benefit, and the Maximum Anniversary Value Death Benefit. For these Contracts, the Contract Value Death Benefit was included with the Contract at no additional charge, although the Owner was allowed to select either the Return of Purchase Payments Death Benefit or the Maximum Anniversary Value Death Benefit for an additional fee (i.e., the CoverPay Fee or the ValuPay Fee).

If you purchase the Protective Income Manager rider, your death benefit will be the Return of Purchase Payments Death Benefit. The Maximum Anniversary Value Death Benefit is not available under the Protective Income Manager rider. If you selected the Maximum Anniversary Value Death Benefit when you purchased your Contract and you later purchase the Protective Income Manager rider under our RightTime® option, we will pay the Return of Purchase Payments Death Benefit at the time of an Owner’s death. If the value of your Maximum Anniversary Value Death Benefit at the time you elect the Protective Income Manager rider is greater than the value of the Return of Purchase Payments Death Benefit at that time, then you will forfeit this excess. We will stop assessing the fee for the Maximum Anniversary Value Death Benefit when we issue the Protective Income Manager rider, but will not refund the fees you paid for the Maximum Anniversary Value Death Benefit before that date. (See “Protective Income Manager With RightTime® Option.”)

What is the Protective Income Manager Rider (patent pending)?

The Protective Income Manager rider (available only with Contracts issued on or after May 1, 2011) guarantees the right to make withdrawals each year even if your Contract Value is reduced to zero due to poor market performance. The Protective Income Manager rider is specifically designed for you to systematically withdraw essentially all of your Contract Value by the Maximum Annuity Commencement Date (which is the oldest Owner’s or Annuitant’s 95th birthday) in annual amounts that may vary from year to year, and provide fixed payments after that date for as long as any Covered Person lives, provided the rider’s requirements are satisfied. Annual aggregate withdrawals that exceed the Optimal Withdrawal Amount may result in a reduction of rider benefits, and may even significantly reduce or eliminate the value of such benefits, because we will recalculate the minimum guarantees associated with your Optimal Withdrawal Amount on the next Contract Anniversary.

Because you must make all allocations in accordance with our Allocation Guidelines and Restrictions your options for allocating Purchase Payments and Contract Value will be restricted if you purchase the Protective Income Manager rider. The required allocations under these guidelines may not be consistent with an aggressive investment strategy. Therefore, if you are seeking a more aggressive growth strategy, the portfolio allocations required for participation in the Protective Income Manager rider are probably not appropriate for you. Please see “Allocation Guidelines and Restrictions for Guaranteed Lifetime Withdrawal Benefits.”

We charge an additional fee if you purchase the Protective Income Manager rider. If you elect the Protective Income Manager rider, you will begin paying this fee as of the date the Protective Income Manager rider is issued. You may not cancel the Protective Income Manager rider for the first ten years following the date of its issue.

The Protective Income Manager mark is considered to be the exclusive intellectual property of Protective Life Insurance Company. For more information on the Protective Income Manager rider, please see “Protective Income Manager With RightTime® Option.”

What is the RightTime® Option?

You may elect either the SecurePay rider or the Protective Income Manager rider at the time you purchase your Contract, or you may purchase one of these riders at a later date under our RightTime® option so long as you satisfy the rider age requirements and the rider is still available for sale. If you purchase a rider under the RightTime® option, the rider will be subject to the terms and conditions in effect at the time the rider is issued. Currently, the annual rider fee is 0.10% higher if you exercise the RightTime® option to elect a rider than if you elect the rider when you purchase your Contract. See “Guaranteed Lifetime Withdrawal Benefits.”

THE COMPANY, VARIABLE ACCOUNT AND FUNDS

Protective Life Insurance Company

The Contracts are issued by Protective Life. Protective Life is a Tennessee corporation and was founded in 1907. Protective Life provides life insurance, annuities, and guaranteed investment contracts. Protective Life is currently licensed to transact life insurance business in 49 states and the District of Columbia. As of December 31, 2010, Protective Life had total assets of approximately $47.5 billion. Protective Life is the principal operating subsidiary of Protective Life Corporation (“PLC”), an insurance holding company whose stock is traded on the New York Stock Exchange. PLC, a Delaware corporation, had total assets of approximately $47.6 billion at December 31, 2010.

Protective Variable Annuity Separate Account

The Protective Variable Annuity Separate Account is a separate investment account of Protective Life. The Variable Account was established under Tennessee law by the Board of Directors of Protective Life on October 11, 1993. The Variable Account is registered with the Securities and Exchange Commission (the “SEC”) as a unit investment trust under the Investment Company Act of 1940 (the “1940 Act”) and meets the definition of a separate account under federal securities laws.

Protective Life owns the assets of the Variable Account. These assets are held separate from other assets and are not part of Protective Life’s general account. You assume all of the investment risk for Purchase Payments and Contract Value allocated to the Sub-Accounts. Your Contract Value in the Sub-Accounts is part of the assets of the Variable Account. The portion of the assets of the Variable Account equal to the reserves and other contract liabilities (which is equal to Contract Value) of the Variable Account will not be charged with liabilities that arise from any other business Protective Life conducts. Protective Life may transfer to its general account any assets which exceed the reserves and other contract liabilities (which is equal to Contract Value) of the Variable Account. Protective Life may accumulate in the Variable Account the charge for mortality and expense risks and investment results applicable to those assets that are in excess of the net assets supporting the contracts. The income, gains and losses, both realized and unrealized, from the assets of the Variable Account are credited to or charged against the Variable Account without regard to any other income, gains or losses of Protective Life. The obligations under the Contracts are obligations of Protective Life.

The following Sub-Accounts of the Variable Account generally are available in the Contracts:

Fidelity VIP MidCap-SC2*
Fidelity VIP Freedom Fund 2015 Maturity-SC2*(2)
Fidelity VIP Freedom Fund 2020 Maturity-SC2*(2)
Fidelity VIP Growth-SC2*(2)
Fidelity VIP Equity-Income-SC2*(2)
Fidelity VIP Contrafund®-SC2*
Fidelity VIP Investment Grade Bond-SC2*
Fidelity VIP Index 500-SC2*

Franklin Income Securities-C2*
Franklin Rising Dividends Securities-C2*
Franklin Small Cap Value Securities-C2*
Franklin Small-Mid Cap Growth Securities-C2*
Franklin Flex Cap Growth Securities-C2*
Franklin U.S. Government-C2*
Mutual Shares Securities-C2*
Templeton Foreign Securities-C2*
Templeton Global Bond Securities-C2 (formerly Templeton Global Income Securities-C2)*
Templeton Growth Securities-C2*

Goldman Sachs Strategic International Equity SC*(1)
Goldman Sachs Structured Small Cap Equity SC*(1),(2)
Goldman Sachs Strategic Growth SC (formerly Goldman Sachs Capital Growth SC)*(1)
Goldman Sachs Mid CapValue SC*(1)
Goldman Sachs Structured U.S. Equity SC*(1),(2)
Goldman Sachs Growth Opportunities SC*
Goldman Sachs Large Cap Value SC (formerly Goldman Sachs Growth and Income SC)*(1)

Invesco Van Kampen V.I. Capital Growth II (formerly Strategic Growth II)*(2),(3)
Invesco Van Kampen V.I. Comstock II*(3)
Invesco Van Kampen V.I. Equity and Income II*(3)
Invesco V.I. Balanced Risk Allocation II (formerly Invesco Van Kampen V.I. Global Tactical Asset Allocation II)*(3)
Invesco V.I. Government Securities II (formerly Invesco Van Kampen V.I. Government II)*(3)
Invesco Van Kampen V.I. Growth and Income II*(3)
Invesco V.I. International Growth II (formerly Invesco Van Kampen V.I. International Growth Equity II)*(2),(3)
Invesco Van Kampen V.I. Mid Cap Growth II (formerly Aggressive Growth II)*(3)
Invesco Van Kampen V.I. US Mid Cap Value II*(3)

Legg Mason ClearBridge Mid Cap Core Fund II*
Legg Mason ClearBridge Small Cap Growth Fund II*

Lord Abbett Growth and Income
Lord Abbett International Opportunities (formerly Lord Abbett International)
Lord Abbett Classic Stock (formerly Lord Abbett Large-Cap Core)
Lord Abbett Mid-Cap Value
Lord Abbett Bond-Debenture
Lord Abbett Growth Opportunities
Lord Abbett Capital Structure (formerly Lord Abbett America’s Value)
Lord Abbett Fundamental Equity (formerly Lord Abbett All Value)

MFS New Discovery SS*
MFS Growth SS*
MFS Research SS*
MFS Research Bond SS*
MFS Investors Growth Stock SS*
MFS Investors Trust SS*
MFS Utilities SS*
MFS Total Return SS*
MFS Value SS*

Oppenheimer Small & MidCap Growth SS (formerly Oppenheimer MidCap SS)*(2)
Oppenheimer Global Securities SS*
Oppenheimer Capital Appreciation SS*
Oppenheimer Main Street SS*
Oppenheimer High Income SS*(2)
Oppenheimer Global Strategic Income SS (formerly Oppenheimer Strategic Bond SS)*
Oppenheimer Money

PIMCO Long-Term US Government-AC*
PIMCO Low Duration-AC*
PIMCO Real Return-AC*
PIMCO Short-Term-AC*
PIMCO Total Return-AC*

Royce Capital Micro-Cap-SC*
Royce Capital Small-Cap-SC*

UIF Global Real Estate II*(3)

*                 This Sub-Account invests in a class of Fund shares that pays distribution or service fees under Rule 12b-1 of the Investment Company Act of 1940. For more information, please see “Other Information about the Funds” and “Distribution of the Contracts” in this prospectus, and the prospectus for the Fund.

(1)       Sub Accounts investing in Institutional Class shares of the Funds of the Goldman Sachs Variable Insurance Trust are available to Contracts issued before May 1, 2008.

(2)       These Sub-Accounts are not available to Contracts purchased on or after November 2, 2009.

(3)       On June 1, 2010, the portfolios of the Universal Institutional Funds, Inc. and the Van Kampen Life Investment Trust merged into new portfolios of the AIM Variable Insurance Funds (Invesco Variable Insurance Funds).

This Contract may not offer all the Sub-Accounts of the Variable Account, and other contracts Protective Life issues may offer some or all of the Sub-Accounts of the Variable Account.

If you select the SecurePay rider or the Protective Income Manager rider, your options for allocating Purchase Payments and Contract Value will be restricted. You must allocate your Purchase Payments and Contract

Minimum amounts. You must transfer at least $100 each time you make a transfer. If the entire amount in the Allocation Option is less than $100, you must transfer the entire amount. If less than $100 would be left in an Allocation Option after a transfer, then we may transfer the entire amount out of that Allocation Option instead of the requested amount.

Number of transfers. Currently we do not generally limit the number of transfers that may be made. We reserve the right, however, to limit the number of transfers to no more than 12 per Contract Year. We also reserve the right to charge a transfer fee for each additional transfer over 12 during any Contract Year. The transfer fee will not exceed $25 per transfer. We will deduct any transfer fee from the amount being transferred. (See “Charges and Deductions, Transfer Fee.”)

Limitations on transfers involving the Guaranteed Account. No amounts may be transferred into a DCA Fixed Account. No amounts may be transferred to the Fixed Account within six months after any transfer from a Guaranteed Account to the Variable Account. The maximum amount that may be transferred from the Fixed Account during a Contract Year is the greater of (a) $2,500 or (b) 25% of the Contract Value in the Fixed Account. Due to this limitation, if you want to transfer all of your Contract Value from the Guaranteed Account to the Variable Account, it may take several years to do so. The limitation on transfers from the Fixed Account does not apply, however, to dollar cost averaging transfers from the Fixed Account.

Limitations on frequent transfers, including “market timing” transfers. Frequent transfers may involve an effort to take advantage of the possibility of a lag between a change in the value of a Fund’s portfolio securities and the reflection of that change in the Fund’s share price. This strategy, sometimes referred to as “market timing,” involves an attempt to buy shares of a Fund at a price that does not reflect the current market value of the portfolio securities of the Fund, and then to realize a profit when the Fund shares are sold the next Valuation Day or thereafter.

When you request a transfer among the Sub-Accounts, your request triggers the purchase and redemption of Fund shares. Frequent transfers cause frequent purchases and redemptions of Fund shares. Frequent purchases and redemptions of Fund shares can cause adverse effects for a Fund, Fund shareholders, the Variable Account, other Owners, beneficiaries, annuitants, or owners of other variable annuity contracts we issue that invest in the Variable Account. Frequent transfers can result in the following adverse effects:

•  Increased brokerage, trading and transaction costs;

•  Disruption of planned investment strategies;

•  Forced and unplanned liquidation and portfolio turnover;

•  Lost opportunity costs; and

•  Large asset swings that decrease the Fund’s ability to provide maximum investment return to all Contract Owners.

In order to try to protect our Owners and the Funds from the potential adverse effects of frequent transfer activity, we have implemented certain market timing policies and procedures (the “Market Timing Procedures”). Our Market Timing Procedures are designed to detect and prevent frequent, short-term transfer activity that may adversely affect the Funds, Fund shareholders, the Variable Account, other Owners, beneficiaries, annuitants and owners of other variable annuity contracts we issue that invest in the Variable Account.

We monitor transfer activity in the Contracts to identify frequent transfer activity in any Contract. Our current Market Timing Procedures are intended to detect transfer activity in which the transfers exceed a certain dollar amount and a certain number of transfers involving the same Sub-Accounts within a specific time period. We regularly review transaction reports in an attempt to identify transfers that exceed our established parameters. We do not include transfers made pursuant to the dollar-cost averaging and portfolio rebalancing programs when monitoring for frequent transfer activity.

When we identify transfer activity exceeding our established parameters in a Contract or group of Contracts that appear to be under common control, we suspend non-written methods of requesting transfers for that Contract or group of Contracts. All transfer requests for the affected Contract or group of Contracts must be made by Written Notice. We notify the affected Owner(s) in writing of these restrictions.

In addition to our Market Timing Procedures, the Funds may have their own market timing policies and restrictions. While we reserve the right to enforce the Funds’ policies and procedures, Owners and other persons with interests under the Contracts should be aware that we may not have the contractual authority or the operational capacity to apply the market timing policies and procedures of the Funds, except that, under SEC rules, we are required to: (1) enter into a written agreement with each Fund or its principal underwriter that obligates us to provide to the Fund promptly upon request certain information about the trading activity of individual Owners, and (2) execute instructions from the Fund to restrict or prohibit further purchases or transfers by specific Owners who violate the market timing policies established by the Fund.

Some of the Funds have reserved the right to temporarily or permanently refuse payments or transfer requests from us if, in the judgment of the Fund’s investment adviser, the Fund would be unable to invest effectively in accordance with its investment objective or policies, or would otherwise potentially be adversely affected. To the extent permitted by law, we reserve the right to delay or refuse to honor a transfer request, or to reverse a transfer at any time we are unable to purchase or redeem shares of any of the Funds because of the Fund’s refusal or restriction on purchases or redemptions. We will notify the Owner(s) of any refusal or restriction on a purchase or redemption by a Fund relating to that Owner’s transfer request. Some Funds also may impose redemption fees on short-term trading (i.e., redemptions of mutual Fund shares within a certain number of business days after purchase). We reserve the right to implement, administer, and collect any redemption fees imposed by any of the Funds. You should read the prospectus of each Fund for more information about its ability to refuse or restrict purchases or redemptions of its shares, which may be more or less restrictive than our Market Timing Procedures and those of other Funds, and to impose redemption fees.

We apply our Market Timing Procedures consistently to all Owners without special arrangement, waiver or exception. We reserve the right to change our Market Timing Procedures at any time without prior notice as we deem necessary or appropriate to better detect and deter potentially harmful frequent transfer activity, to comply with state or federal regulatory requirements, or both. We may change our parameters to monitor for different dollar amounts, number of transfers, time period of the transfers, or any of these.

Owners seeking to engage in frequent transfer activity may employ a variety of strategies to avoid detection. Our ability to detect and deter such transfer activity is limited by operational systems and technological limitations. Furthermore, the identification of Owners determined to be engaged in transfer activity that may adversely affect others involves judgments that are inherently subjective. Accordingly, despite our best efforts, we cannot guarantee that our Market Timing Procedures will detect or deter every potential market timer. In addition, because other insurance companies, retirement plans, or both may invest in the Funds, we cannot guarantee that the Funds will not suffer harm from frequent transfer activity in contracts or policies issued by other insurance companies or by retirement plan participants.

Dollar Cost Averaging.

Before the Annuity Commencement Date, you may instruct us by Written Notice to transfer automatically on a monthly basis, amounts from a DCA fixed account to any Sub-Account of the Variable Account. If you purchased your Contract before May 1, 2006 you also have the option of making these transfers on a quarterly basis. This is known as the “dollar-cost averaging” method of investment. By transferring equal amounts of Contract Value on a regularly scheduled basis, as opposed to allocating a larger amount at one particular time, an Owner may be less susceptible to the impact of market fluctuations in the value of Sub-Account Accumulation Units. Protective Life, however, makes no guarantee that the dollar cost averaging method will result in a profit or protection against loss.

You may make dollar cost averaging transfers on the 1st through the 28th day of each month. The minimum period for dollar cost averaging transfers from the Fixed Account is twelve months. In states where, upon cancellation during the right-to-cancel period, we are required to return your Purchase Payment, we reserve the right to delay commencement of dollar cost averaging transfers until the expiration of the right-to-cancel period.

There is no charge for dollar cost averaging. Automatic transfers made to facilitate dollar cost averaging will not count toward the 12 transfers permitted each Contract Year if we elect to limit transfers, or the designated number of free transfers in any Contract Year if we elect to charge for transfers in excess of that number in any Contract Year. We reserve the right to discontinue dollar cost averaging upon written notice to the Owner.

“Annuitization.”) In accordance with SEC regulations, full and partial surrenders are payable within 7 calendar days of our receiving your request. (See “Suspension or Delay in Payments.”)

Full Surrender.

At any time before the Annuity Commencement Date, you may request a full surrender of your Contract for its surrender value. To surrender your Contract, you must return the Contract to us and make your surrender request either by Written Notice or by facsimile. Surrenders requested by facsimile are subject to limitations. Currently, we accept requests by facsimile for full surrenders of Contracts that have a Contract Value of $50,000 or less. For Contracts that have a Contract Value greater than $50,000, we will only accept surrender requests by Written Notice. We may eliminate your ability to request a full surrender by facsimile or change the requirements for your ability to request a full surrender by facsimile for any Contract or class of Contracts at any time without prior notice. We will pay you the surrender value in a lump sum.

Surrender Value.

The surrender value of your Contract is equal to the Contract Value minus any applicable surrender charge, contract maintenance fee and premium tax. We will determine the surrender value as of the end of the Valuation Period during which we receive your Written Notice or facsimile requesting surrender and your Contract at our administrative office. Valuation Periods end at the close of regular trading on the New York Stock Exchange, which is generally at 3:00 p.m. Central Time. We will process any surrender request received at our administrative office after the end of the Valuation Period on the next Valuation Day.

Partial Surrender.

At any time before the Annuity Commencement Date, you may request a partial surrender of your Contract Value provided the Contract Value remaining after the partial surrender is at least $5,000 (or $2,000 for Qualified Contracts). If you request a partial surrender that would reduce your Contract Value below $5,000 (or $2,000 if you own a Qualified Contract), then we will consider your request to be not in good order and we will notify you that we will not process your request. Throughout this prospectus we may refer to a partial surrender of your Contract Value as a “withdrawal” from your Contract. Please note that if you select the SecurePay rider or the Protective Income Manager rider special withdrawal rules apply (especially on or after the Benefit Election Date for the SecurePay rider). (See “Guaranteed Lifetime Withdrawal Benefits.”)

You may request a partial surrender by Written Notice or by facsimile. If we have received your completed telephone withdrawal authorization form, you also may request a partial surrender by telephone. Partial surrenders requested by telephone or facsimile are subject to limitations. Currently we accept requests for partial surrenders by telephone or by facsimile for amounts not exceeding 25% of Contract Value, up to a maximum of $50,000. For partial surrenders of Contract Value exceeding 25% of the Contract Value and/or $50,000 we will only accept partial surrender requests by Written Notice. We may eliminate your ability to make partial surrenders by telephone or facsimile or change the requirements for your ability to make partial surrenders by telephone or facsimile for any Contract or class of Contracts at any time without prior notice.

We will withdraw the amount of your partial surrender from the Contract Value as of the end of the Valuation Period during which we receive your request for the partial surrender at our administrative office. Valuation Periods end at the close of regular trading on the New York Stock Exchange, which is generally at 3:00 p.m. Central Time. We will process any partial surrender request received at our administrative office after the end of the Valuation Period on the next Valuation Day. The amount we will pay you upon a partial surrender is equal to the Contract Value surrendered minus any applicable surrender charge and any applicable premium tax.

You may specify the amount of the partial surrender to be made from any Allocation Option. If you do not so specify, or if the amount in the designated Allocation Option(s) is inadequate to comply with the request, the partial surrender will be made from each Allocation Option based on the proportion that the value of each Allocation Option bears to the total Contract Value.

Cancellation of Accumulation Units.

Surrenders and partial surrenders, including any surrender charges, will result in the cancellation of Accumulation Units from each applicable Sub-Account(s) and/or in a reduction of the Guaranteed Account value.

A Contract may be continued by a surviving spouse only once. This benefit will not be available to any subsequent surviving spouse under the continued Contract.

Under the federal Defense of Marriage Act (“DOMA”), only individuals of the opposite sex can be treated as married or spouses. DOMA is the controlling law when determining whether individuals are “spouses” for purposes of the federal tax provisions of annuity contracts. Under federal tax law, the beneficiary of an annuity contract who is the spouse (within the meaning of DOMA) of a deceased owner is treated more favorably than a beneficiary who is not recognized as a spouse under DOMA. Specifically, as described above, a beneficiary who is a DOMA recognized spouse of the deceased owner may continue an annuity contract without taking any distributions from the contract. In contrast, a beneficiary who is not recognized as a spouse of the deceased owner under DOMA (e.g., civil union and domestic partners or same-sex spouses) must surrender the contract within 5years of the owner’s death or take distributions from the contract over the beneficiary’s life or life expectancy. As a result, a beneficiary of a deceased owner who was treated as married to the owner under state law, but whose marriage is not recognized by DOMA, will be required to take distributions from the Contract in the manner applicable to non-spouse beneficiaries and will not be able to elect to continue the Contract as provided in this section.

Whether a spouse continues the Contract could affect the rights and benefits under the Guaranteed Lifetime Withdrawal Benefits. See “Guaranteed Lifetime Withdrawal Benefits.”

If you have questions concerning your status as a spouse and how that status might affect your rights under the Contract, please consult your legal adviser. (See “Tax Consequences — Treatment of Civil Unions and Domestic Partners.”)

Selecting a death benefit.

At the time you apply for your Contract, you must determine the type of death benefit you want. You may not change your selection after your Contract is issued. If you purchase the Protective Income Manager rider, your death benefit will be the Return of Purchase Payments Death Benefit. The Maximum Anniversary Value Death Benefit is not available under the Protective Income Manager rider. See “Protective Income Manager With RightTime® Option.” If you selected the Maximum Anniversary Value Death Benefit when you purchased your Contract and you later purchase the Protective Income Manager rider under our RightTime® option, we will pay the Return of Purchase Payments Death Benefit at the time of an Owner’s death. If the value of your Maximum Anniversary Value Death Benefit at the time you elect the Protective Income Manager rider is greater than the value of the Return of Purchase Payments Death Benefit at that time, then you will forfeit this excess. We will stop assessing the fee for the Maximum Anniversary Value Death Benefit when we issue the Protective Income Manager rider, but will not refund the fees you paid for the Maximum Anniversary Value Death Benefit before that date. (See “Protective Income Manager With RightTime® Option.”)

Contracts issued on or after December 1, 2008. We offer two different death benefits: (1) the Return of Purchase Payments Death Benefit and (2) the Maximum Anniversary Value Death Benefit. The Return of Purchase Payments Death Benefit is included with your Contract at no additional charge. You may select the optional Maximum Anniversary Value Death Benefit for an additional fee, but only if the oldest Owner is younger than 76 on the Effective Date of the Contract. If you choose the optional Maximum Anniversary Value Death Benefit, you must indicate that you would like this optional death benefit, and the basis on which you want the Maximum Anniversary Value Death Benefit fee to be assessed (i.e., the CoverPay Fee or the ValuPay Fee), when you apply for your Contract. You may not change your selection after your Contract is issued. (See “Charges and Deductions, Death Benefit Fee.”)

Contracts issued before December 1, 2008. We offer three different death benefits: (1) the Contract Value Death Benefit; (2) the Return of Purchase Payments Death Benefit; and (3) the Maximum Anniversary Value Death Benefit. There is no charge for the Contract Value Death Benefit, but there is a monthly fee for the Return of Purchase Payment Death Benefit and the Maximum Anniversary Value Death Benefit. You may not change your selection after your Contract is issued. (See “Charges and Deductions, Death Benefit Fee.”)

Before choosing an optional death benefit and death benefit fee, you should consult a qualified financial adviser to help you carefully consider the relative costs, benefits and risks of the fee options in your particular situation.

Contract Value Death Benefit (only Available With Contracts Issued Before December 1, 2008).

The death benefit will equal the Contract Value.

For riders issued on or after May 1, 2009, your Contract Value must be at least 50% (i.e., half) of your Benefit Base to be eligible for an increase in Benefit Base equal to the “roll-up” amount (described below) on any Contract Anniversary during the Roll-up Period. (For hypothetical examples of the SecurePay rider issued before May 1, 2009, please see Appendix G and Appendix H in this prospectus.) For example, if on a Contract Anniversary your Contract Value is $65,000 and the most recently calculated Benefit Base prior to that anniversary is $150,000, you will not be eligible for an increase on that anniversary equal to the “roll-up” amount because your Contract Value ($65,000) is less than 50% of your Benefit Base ($150,000 x 0.5 = $75,000).

Under the SecurePay R72 Benefit, we will recalculate your Benefit Base on each Contract Anniversary during a specified period (the “Roll-up Period”) to equal the greatest of:

(1)          the Benefit Base on that Contract Anniversary;

(2)          the SecurePay Anniversary Value on that Contract Anniversary (as described above); or

(3)          the SecurePay Roll-up Value, which is equal to:

(a)          the most recently calculated Benefit Base prior to that Contract Anniversary; plus

(b)         the “roll-up” amount, which is equal to:

i)                 for riders issued on or after May 1, 2009:

•                  if your Contract Value on that Contract Anniversary is at least 50% (i.e., half) of the most recently calculated Benefit Base prior to that Contract Anniversary, then the roll-up amount is equal to 7.2% of the Benefit Base on the previous Contract Anniversary, reduced proportionately for partial surrenders made since that anniversary. This means that we will reduce the “roll-up” amount for each partial surrender made since the previous Contract Anniversary in the same proportion that each partial surrender reduced the Contract Value as of the date we processed the partial surrender request.

We will include Purchase Payments made within the first 120 days following the Contract Effective Date when calculating the roll-up amount on the first Contract Anniversary. For example, if your initial Purchase Payment on the Contract Effective Date is $50,000 and we receive an additional $100,000 Purchase Payment 90 days later, then assuming you do not take any partial surrenders during the first Contract Year, the roll-up amount on the first Contract Anniversary will be $10,800 (($50,000 + $100,000) x 7.2%).

•                  if your Contract Value on that Contract Anniversary is less than 50% (i.e., half) of the most recently calculated Benefit Base prior to that Contract Anniversary, then the roll-up amount is equal to $0.

ii)              for riders issued prior to May 1, 2009: 7.2% of the Benefit Base on the previous Contract Anniversary, reduced proportionately for partial surrenders made since that anniversary. This means that we will reduce the “roll-up” amount for each partial surrender made since the previous Contract Anniversary in the same proportion that each partial surrender reduced the Contract Value as of the date we processed the partial surrender request.

Note: If the SecurePay Anniversary Value is consistently higher than the SecurePay Roll-up Value (because your Contract Value is generally increasing by more than 7.2% each Contract Year), the SecurePay Roll-up Value may never be used to increase your Benefit Base.

When we calculate the SecurePay Roll-up Value on the first Contract Anniversary following the Rider Effective Date, we will apply the 7.2% (if applicable) to the Benefit Base on the Rider Effective Date to determine the “roll-up” amount, and then reduce the “roll-up” amount proportionately for partial surrenders made since the Rider Effective Date. We will then add the reduced “roll-up” amount to the most recently calculated Benefit Base prior to the first Contract Anniversary to determine the SecurePay Roll-up Value. The Benefit Base can never be greater than $5 million.

Example: Assume on the Rider Effective Date your Benefit Base is $100,000. Three months later, assume your Contract Value is $103,000 and you take a partial surrender of $10,300, reducing your current

Contract Value to $92,700, which results in a decrease of 10% (($103,000 — $92,700)/$103,000). Because of the partial surrender, we will reduce your Benefit Base by 10% as well, to $90,000. Also assume that one month later your Contract Value increased from $92,700 to $94,000 due to favorable market performance and you do not make any additional Purchase Payments or partial surrenders.

On the first Contract Anniversary, we will determine the SecurePay Roll-up Value by adding the most recently calculated Benefit Base ($90,000) to 7.2% of the Benefit Base on the previous Contract Anniversary (the Rider Effective Date), increased by any Purchase Payments made within 120 days of the Contract Effective Date and reduced proportionately for partial surrenders made since that anniversary. The Benefit Base on the Rider Effective Date was $100,000, and 7.2% of $100,000 = $7,200. However, because a partial surrender was made during the year, we will reduce this “roll-up” amount in the same proportion that the partial surrender reduced the Contract Value, which was 10%. Because 10% of the “roll-up” amount is $720, the reduced “roll-up” amount is $6,480 ($7,200 - $720). We then calculate the SecurePay Roll-up Value by adding the “roll-up” amount of $6,480 to $90,000 (the most recently calculated Benefit Base), and determine that the SecurePay Roll-up Value is $96,480.

We will then recalculate your Benefit Base on the first Contract Anniversary to equal the greatest of:

(1)          the Benefit Base on that Contract Anniversary ($90,000);

(2)          the SecurePay Anniversary Value on that Contract Anniversary ($94,000); or

(3)          the SecurePay Roll-up Value ($96,480)

We will set your Benefit Base equal to $96,480 because the SecurePay Roll-up Value is greater than the Benefit Base on that Contract Anniversary and the SecurePay Anniversary Value on that Contract Anniversary.

Note: Partial surrenders could reduce your SecurePay Roll-up Value by substantially more than the actual amount of the partial surrender. For example, assume your Benefit Base at the beginning of the Contract Year is $100,000. Assuming that you do not make any additional Purchase Payments or partial surrenders and assuming your Contract Value remains at 50% or more of your Benefit Base, the SecurePay Roll-up Value on the next Contract Anniversary would be $107,200 ($100,000 + $7,200 (the 7.2% “roll-up” amount)).

Assume instead, however, that during the Contract Year you make a partial surrender of $45,000 and your Contract Value at that time is $90,000 (i.e., the partial surrender is 50% of your Contract Value). Both the Benefit Base and the “roll-up” amount are also reduced by 50%, to $50,000 and $3,600, respectively. This would result in a SecurePay Roll-up Value of $53,600 on the next Contract Anniversary ($50,000 + $3,600), rather than $107,200. Thus, the $45,000 partial surrender would reduce the SecurePay Roll-up Value by more than $45,000 - it would reduce it by $53,600 ($107,200 - $53,600).

The Roll-up Period begins on the Rider Effective Date and generally lasts for ten Contract Anniversaries.

•                  If your rider was issued on or after May 1, 2009, the Roll-up Period will end on the next Valuation Day following the 10th Contract Anniversary on which we increase your Benefit Base to equal either the SecurePay Anniversary Value or the SecurePay Roll-up Value. This means that when determining the 10 Contract Anniversaries that make up your Roll-up Period, we will not count Contract Anniversaries on which your Benefit Base does not increase.

•                  If your rider was issued prior to May 1, 2009, the Roll-up Period will end on the next Valuation Day following the 10th Contract Anniversary that occurs on the later of: (a) the Rider Effective Date; or (b) the most recent date that we reset the Roll-up Period (described below).

However, your Roll-up Period will end sooner — on either the Benefit Election Date or the date the SecurePay rider terminates (see “Terminating the SecurePay Rider”) — if either of these events occur while your Roll-up Period is in effect.

If the Roll-up Period ends, the SecurePay R72 Benefit may not terminate. The SecurePay R72 Benefit will only end upon termination of the SecurePay rider. We will continue to assess the increased SecurePay Fee until

Purchasing a New SecurePay Rider after Termination of the Prior SecurePay Rider

If your SecurePay rider has terminated, you may exercise the RightTime® option and purchase a new SecurePay rider before the Annuity Commencement Date if five years have passed since the termination of the prior SecurePay rider. We do not require a five-year waiting period, however, if your prior SecurePay rider terminated because of the death or change of a Covered Person during the Benefit Period.

If all the conditions to purchase a new SecurePay rider have been met, we will issue the rider upon our receipt of your written request to exercise the RightTime® option. The new rider will be subject to the terms and conditions of the SecurePay rider in effect at the time it is issued. This means:

•                  The initial Benefit Base will be equal to the Contract Value as of the new Rider Effective Date.

•                  We will impose the current SecurePay Fee in effect on the new Rider Effective Date.

If you have selected the SecurePay R72 Benefit with your new SecurePay rider, then when we calculate the AWA under the new SecurePay rider, we will base the Maximum Withdrawal Percentage on the age of the Owner (the younger Owner in the case of two Owners), as of the new rider’s Benefit Election Date.

Please note you may only purchase a new SecurePay rider with the SecurePay R72 Benefit if this benefit was available on the date that you purchased the Contract.

Tax Consequences

Treatment of Civil Unions and Domestic Partners. The SecurePay rider’s provisions relating to marital status are interpreted under applicable state law. For example, if the state law governing the SecurePay rider treats individuals who are in a bona fide civil union or a domestic partnership as married, or the parties to a valid same sex marriage as spouses, such treatment will be recognized under the rider. However, as described above in “Death Benefit — Continuation of the Contract by a Surviving Spouse”, DOMA is the controlling law when determining whether individuals are married (or are spouses) for federal tax purposes and when interpreting certain provisions of the Contract to which the SecurePay rider is attached. As a result, a beneficiary of a deceased owner who was treated as married to the owner under state law and for purposes of the SecurePay rider, but whose marriage is not recognized by DOMA, will be required to take distributions from the Contract in the manner applicable to non-spouse beneficiaries. In some circumstances, these required distributions could substantially reduce or eliminate the value of the SecurePay rider benefit.

In addition, the SecurePay rider allows the surviving spouse of a deceased owner who continues the underlying Contract and becomes the new owner to purchase a new rider if the benefit is being offered at that time. This right is only available to an individual who was the spouse of the deceased owner within the meaning of DOMA.

An individual who is treated as a spouse for state law purposes, but not for DOMA, should not purchase the SecurePay rider before consulting legal and financial advisors, and carefully evaluating whether the SecurePay rider is suitable for her or his needs.

Other Tax Matters. For a discussion of other tax consequences specific to the SecurePay rider, please see TAXATION OF ANNUITIES IN GENERAL, Tax Consequences of Guaranteed Lifetime Withdrawal Benefits.

PROTECTIVE INCOME MANAGER (patent pending) WITH RightTime® OPTION

The Protective Income Manager rider is not available with Contracts purchased before May 1, 2011.

In general, the Protective Income Manager rider guarantees the right to make withdrawals (“Protective Income Manager Withdrawals”) each year even if your Contract Value is reduced to zero due to poor market performance. The Protective Income Manager rider is specifically designed for you to systematically withdraw essentially all of your Contract Value by the Maximum Annuity Commencement Date (which is the oldest Owner’s or Annuitant’s 95th birthday) in annual amounts that may vary from year to year, and provide fixed payments after that date for as long as any Covered Person lives.

Under the Protective Income Manager rider, the Owner or Owner(s) may designate certain persons as “Covered Persons” under the Contract. See “Selecting Your Coverage Option.” These Covered Persons will be eligible to make Protective Income Manager Withdrawals each Contract Year up to a specified amount during the life of the Covered Person(s). This amount is called the “Optimal Withdrawal Amount,” and is calculated as a percentage of your Contract Value. Annual aggregate withdrawals that exceed the Optimal Withdrawal Amount may result in a reduction of rider benefits (and may even significantly reduce or eliminate such benefits) because we will recalculate the minimum guarantees associated with your Optimal Withdrawal Amount on the next Contract Anniversary. Protective Income Manager Withdrawals are guaranteed to be no lower than your initial Optimal Withdrawal Amount, even if your Contract Value falls to zero, if you do not take any withdrawals in excess of your Optimal Withdrawal Amount (“Excess Withdrawals”).

You may purchase the Protective Income Manager rider when you purchase your Contract, or at a later date under our RightTime® option, provided the Covered Person (or both Covered Persons) are between ages 60 and 80 on the date the Protective Income Manager rider is issued (the “Rider Effective Date”) and your initial Purchase Payment or Contract Value, as applicable, is at least $25,000 on that date.

The availability of the Protective Income Manager rider is subject to state approval. We will not issue the Protective Income Manager rider in a state until state approval is received. Please check with your sales representative regarding approval in your state. If you purchase your Contract on or after May 1, 2011, and the Protective Income Manager rider has not been approved in your state, and you later purchase the Protective Income Manager rider under the RightTime® option within 60 days of such approval, your Protective Income Manager fee will be the same as it would have been if you had purchased the Protective Income Manager rider when you purchased your Contract.

The Protective Income Manager rider does not guarantee Contract Value or the performance of any investment option.

Important Considerations

•                  If you purchase the Protective Income Manager rider, your options for allocating Purchase Payments and Contract Value are restricted. See “Allocation Guidelines and Restrictions for Guaranteed Lifetime Withdrawal Benefits.”

•                  If you purchase the Protective Income Manager rider, your death benefit will be the Return of Purchase Payments Death Benefit. The Maximum Anniversary Value Death Benefit is not available under the Protective Income Manager rider. If you selected the Maximum Anniversary Value Death Benefit when you purchased your Contract and you later purchase the Protective Income Manager rider under our RightTime® option, we will pay the Return of Purchase Payments Death Benefit at the time of an Owner’s death. If the value of your Maximum Anniversary Value Death Benefit at the time you elect the Protective Income Manager rider is greater than the value of the Return of Purchase Payments Death Benefit at that time, then you will forfeit this excess. We will stop assessing the fee for the Maximum Anniversary Value Death Benefit when we issue the Protective Income Manager rider, but will not refund the fees you paid for the Maximum Anniversary Value Death Benefit before that date. (See “Death of a Covered Person.”)

•                  Any change in a Covered Person other than a spousal continuation under a Joint Life Coverage option, will cause the rider to terminate without any refund of fees.

•                  Excess Withdrawals will cause a “reset” of the floor on your Optimal Withdrawal Amount (which is the lowest amount we guarantee your Optimal Withdrawal Amount will be each year) on the next Contract Anniversary. This may result in a substantially lower Optimal Withdrawal Amount in the future, which could significantly reduce or even eliminate the value of the Protective Income Manager rider. See “Determining Your Optimal Withdrawal Amount.”

•                  You will begin paying the Protective Income Manager fee as of the Rider Effective Date, even if you do not begin taking Protective Income Manager Withdrawals for many years.

•                  You may not cancel the Protective Income Manager rider during the ten years following the Rider Effective Date.

Important Considerations

The timing of the Protective Income Manager rider purchase may have a significant impact on the minimum Optimal Withdrawal Amount guarantee under the rider:

•      For example, there are certain advantages to purchasing the Protective Income Manager rider early. Foremost, the rider is designed for you to receive income over the long term through periodic withdrawals. In addition, the amount you can withdraw each Contract Year under the rider will never drop below your initial Optimal Withdrawal Amount, which is calculated as a percentage of your Contract Value on the Rider Effective Date (so long as you do not take an Excess Withdrawal, which would result in a recalculation of your minimum Optimal Withdrawal Amount based on your current Contract Value). This means if you purchase the Protective Income Manager rider at issue, or early on under the RightTime® option, then you will “lock in” a minimum Optimal Withdrawal Amount that will not decrease even if there is a future downturn in Sub-Account performance.

•      On the other hand, if you wait to purchase the Protective Income Manager rider, you may be able to lock in a higher minimum Optimal Withdrawal Amount if Sub-Account performance has been favorable and your Contract Value has increased. In addition, the minimum Optimal Withdrawal Amount may be higher the closer you are to the Maximum Annuity Commencement Date when you elect the rider (assuming Sub-Account performance has not significantly decreased since the Contract Effective Date) as the rider is designed for you to withdraw a greater proportion of Contract Value over time.

•      You also should consider:

•      If you purchase the Protective Income Manager rider when you purchase the Contract, the annual Protective Income Manager fee is currently 0.10% lower than if you exercise the RightTime® option to purchase the Protective Income Manager rider after that date. The Protective Income Manager fee for new purchasers and the difference between the fee for the rider purchased at Contract issue and under the RightTime® option may change.

•      But, if you purchase the Protective Income Manager rider too early, you may pay the Protective Income Manager fee for a longer period than is necessary. Additionally, beginning on the Rider Effective Date, your death benefit will be the Return of Purchase Payments Death Benefit (the Maximum Anniversary Value Death Benefit will not be available) and you must comply with our Allocation Guidelines and Restrictions.

Please consult your sales representative to discuss the appropriate time for you to purchase the Protective Income Manager rider.

Selecting Your Coverage Option

If both Owners of the Contract are spouses, or if there is one Owner and a spouse who is the sole Primary Beneficiary, you must indicate at the time you purchase the rider whether there will be one or two Covered Persons. Please pay careful attention to this designation, as it will impact the Protective Income Manager Payment Factor and whether the Optimal Withdrawal Amount will continue to be available for the life of the surviving spouse. The various coverage options are illustrated in the following table:

	Single Life Coverage	Joint Life Coverage
Single Owner/Non-spouse Beneficiary	Covered Person is the Owner. Protective Income Manager rider expires upon death of Covered Person.	N/A

	Single Life Coverage	Joint Life Coverage
Single Owner/Spouse Beneficiary	Covered Person is the Owner. Protective Income Manager rider expires upon death of Covered Person.	Both are Covered Persons. Protective Income Manager rider expires upon death of last surviving Covered Person.

Joint Owner/Non-spouse 2nd Owner	Covered Person is older Owner. Protective Income Manager rider expires upon the death of the Covered Person.	N/A

Joint Owner/Spouse 2nd Owner	Covered Person is older Owner. Protective Income Manager rider expires upon death of Covered Person.	Both are Covered Persons. Protective Income Manager rider expires upon death of last surviving Covered Person.

Note:      A change of Covered Persons will cause the Protective Income Manager rider to terminate and any scheduled Protective Income Manager Withdrawals to cease. If you remove a Covered Person (which may occur, for example, if you remove a spouse Beneficiary or add additional Primary Beneficiaries or change the Annuitant), or if you add a Covered Person (which may occur, for example, if you add a spouse as a sole Primary Beneficiary), then this would constitute a change of Covered Persons. In addition, whether a spouse continues the Contract could affect the rights and benefits under the Protective Income Manager rider and could have tax consequences. (See “Tax Consequences — Treatment of Civil Unions and Domestic Partners.”)

Allocation Guidelines and Restrictions

In order to maintain the Protective Income Manager rider, you must allocate your Purchase Payments and Contract Value in accordance with the Allocation Guidelines and Restrictions that we have established. The Allocation Guidelines and Restrictions are designed to limit our risk under the Protective Income Manager rider. Please see “Allocation Guidelines and Restrictions for Guaranteed Lifetime Withdrawal Benefits.”

Determining Your Optimal Withdrawal Amount

The Optimal Withdrawal Amount is the maximum amount that you may withdraw from your Contract Value each Contract Year without reducing or eliminating the benefits under the Protective Income Manager rider. We calculate your Optimal Withdrawal Amount each year by multiplying your Contract Value by the “Protective Income Manager Payment Factor.” This factor, described in more detail below, is based on the number of years remaining until the Maximum Annuity Commencement Date and the age of the (younger) Covered Person.

Note:      So long as you never take an Excess Withdrawal (described below), the amount you may withdraw from your Contract Value each year will never be less than your initial Optimal Withdrawal Amount.

1.     We determine your initial Optimal Withdrawal Amount as of the Rider Effective Date by multiplying the “Protective Income Manager Payment Factor” (described below) by your Contract Value on that date.

For example, assume there is one Covered Person under the Protective Income Manager rider, a 75-year old who has made an initial Purchase Payment of $100,000. As provided in the Single Life Coverage table in Appendix K, the Protective Income Manager Payment Factor is 0.06661 (because she is 75, there are 20 years remaining until she reaches age 95, which is the Maximum Annuity Commencement Date). We determine the initial Optimal Withdrawal Amount by multiplying the Protective Income Manager Payment Factor by the Contract Value. Therefore, the initial Optimal Withdrawal Amount is $6,661 (0.06661 x $100,000).

If you purchase the Protective Income Manager rider at the time you purchase the Contract, then we will recalculate your initial Optimal Withdrawal Amount on the 120th day following the Contract Effective Date to equal the Protective Income Manager Payment Factor as of the Contract Effective Date multiplied by the total aggregate Purchase Payments received, less any partial surrenders made, during the 120-day period (including your initial Purchase Payment). If the 120th day is not a Valuation Day, then we will make this calculation on the next Valuation Day. We will consider this to be your initial Optimal Withdrawal Amount for purposes of calculating future Optimal Withdrawal Amount amounts.

2.     We recalculate your Optimal Withdrawal Amount on each subsequent Contract Anniversary prior to the Annuity Commencement Date by multiplying the Protective Income Manager Payment Factor by your Contract Value on that anniversary.

Your Optimal Withdrawal Amount for any Contract Year can not be more than 110% of your Optimal Withdrawal Amount for the prior Contract Year. In addition, unless you have taken an Excess Withdrawal (which would result in a Reset of the Optimal Withdrawal Amount, as described below), we guarantee that your Optimal Withdrawal Amount will always be at least the greater of:

a.     90% of your Optimal Withdrawal Amount for the prior Contract Year; or

b.     Your initial Optimal Withdrawal Amount.

For example, assume that the Covered Person described above did not take an Excess Withdrawal during her first Contract Year, and that her Contract Value on the first Contract Anniversary is $95,684. We determine the Optimal Withdrawal Amount on each Contract Anniversary by multiplying the Protective Income Manager Payment Factor by the Contract Value on that anniversary, subject to the minimum and maximum limits described above. Therefore, we first calculate the Optimal Withdrawal Amount as the Protective Income Manager Payment Factor at age 75 with 19 years remaining until the Maximum Annuity Commencement Date times the Contract Value, or $6,614 (0.06912 x $95,684). Because this amount is less than her initial Optimal Withdrawal Amount but not more than 110% of that amount, her Optimal Withdrawal Amount will remain at $6,661 for the second Contract Year.

Note:      The Optimal Withdrawal Amount is not cumulative. If you choose to withdraw only a part of, or none of, your Optimal Withdrawal Amount in any given Contract Year, you should understand that you cannot carry over any unused Optimal Withdrawal Amount to any future Contract Years.

Increase in Protective Income Manager Fee.  If you elect not to pay an increase in your Protective Income Manager Fee, then we will “lock in” your current Protective Income Manager Payment Factor and will use this factor when we calculate your Optimal Withdrawal Amount on all future Contract Anniversaries. Your Protective Income Manager Payment Factor will never change, even if there is a Reset following the date you elect not to pay the fee increase due to an Excess Withdrawal. This could ultimately mean a significant reduction in your future Optimal Withdrawal Amount because the Protective Income Manager Payment Factors are designed to increase as the time remaining until the Maximum Annuity Commencement Date decreases. You should carefully consider whether or not it is in your best interest to decline an increase in the Protective Income Manager fee. See “Protective Income Manager Fee.”

The Protective Income Manager Payment Factor. We determine the Protective Income Manager Payment Factor based upon the number of years remaining until the Maximum Annuity Commencement Date and the age of the (younger) Covered Person on the Rider Effective Date. On each Contract Anniversary when we recalculate your Optimal Withdrawal Amount, we will use a new Protective Income Manager Payment Factor based upon the current number of years remaining until the Maximum Annuity Commencement Date; however, the Protective Income Manager Payment Factor will continue to be based on the age of the (younger) Covered Person on the Rider Effective Date unless there has been a Reset (discussed below). If you take no Excess Withdrawals, the Protective Income Manager Payment Factor increases as the length of time to the Maximum Annuity Commencement Date decreases. Because the Protective Income Manager is designed for you to withdraw a greater proportion of Contract Value over time, the Optimal Withdrawal Amount tends to increase over time (assuming Sub-Account performance has not significantly decreased since the Contract Effective Date). The Protective Income Manager Payment Factors are set forth in Appendix K for Single Life Coverage and Joint Life Coverage.

Reset of the Minimum Optimal Withdrawal Amount. If you take an Excess Withdrawal, the next Contract Anniversary will be a Reset Date. On that date we will Reset the “floor” for all future Optimal Withdrawal Amounts following the Reset Date. This floor is the lowest amount we guarantee your Optimal Withdrawal Amount will be each year, as follows:

Your Optimal Withdrawal Amount on each Contract Anniversary following the Reset Date will be the lesser of:

a.     Your initial Optimal Withdrawal Amount; or

b.     Your Optimal Withdrawal Amount as of the Reset Date.

Note:      This means we will no longer guarantee that your Optimal Withdrawal Amount will never be lower than your initial Optimal Withdrawal Amount.

In addition, on a Reset Date, we will use a new Protective Income Manager Payment Factor to calculate your Optimal Withdrawal Amount on that date based on the current number of years remaining until the Maximum Annuity Commencement Date and the age of the (younger) Covered Person on the Reset Date (provided you have not declined an increase in the Protective Income Manager fee, as discussed above). This will result in a lower Protective Income Manager Payment Factor. For future Optimal Withdrawal Amount calculations, we will continue to base the Protective Income Manager Payment Factor on the age of the (younger) Covered Person on the Reset Date (until the next Reset Date, if any).

For example, assume there is one Covered Person under the Protective Income Manager rider who was 60 on the Rider Effective Date, with an initial Optimal Withdrawal Amount of $6,850. Further assume that he takes an Excess Withdrawal five years later. On the next Contract Anniversary, he is 65, and his Contract Value is $100,000. On that anniversary, we will calculate his Optimal Withdrawal Amount by multiplying the Protective Income Manager Payment Factor at age 65 with 30 years remaining until the Maximum Annuity Commencement Date by the Contract Value, or $5,406 (0.05406 x $100,000). We will reset his minimum Optimal Withdrawal Amount for all future years to equal the lesser of his initial Optimal Withdrawal Amount ($6,850) or the Optimal Withdrawal Amount on the Reset Date ($5,406). Therefore, his new minimum Optimal Withdrawal Amount is $5,406.

Note:      If you take an Excess Withdrawal, your Optimal Withdrawal Amount as of the Reset Date may be substantially lower than your initial Optimal Withdrawal Amount, which would mean a significant reduction in the Optimal Withdrawal Amount available to you on and after a Reset Date. You should carefully consider whether or not it is in your best interest to take an Excess Withdrawal.

Beginning Your Protective Income Manager Withdrawals

All Contract withdrawals taken on and after the Rider Effective Date are considered either Protective Income Manager Withdrawals or Excess Withdrawals.

•      Protective Income Manager Withdrawals are aggregate withdrawals you make from your Contract Value each Contract Year that do not exceed your Optimal Withdrawal Amount.

•      An Excess Withdrawal is any portion of a withdrawal that, when aggregated with all prior withdrawals during that Contract Year, exceeds the Optimal Withdrawal Amount.

At any time prior to the Annuity Commencement Date, you may request Protective Income Manager Withdrawals individually or instruct us to send you specific Protective Income Manager Withdrawal amounts periodically by submitting to us a request that includes all of the information necessary for us to complete your request.

Optimal Withdrawal Amount. As with any distribution from the Contract, there may be tax consequences. In this regard, we intend to treat any amounts that you receive after the Contract Value is reduced to zero due to poor Sub-Account performance, the deduction of fees, and/or a Protective Income Manager Withdrawal as annuity payments for tax purposes. See “TAXATION OF ANNUITIES IN GENERAL.”

If your Contract Value reduces to zero due to an Excess Withdrawal, we will terminate your Contract and the Protective Income Manager rider. You will not be entitled to receive any further benefits under the Protective Income Manager rider.

Protected Lifetime Payments Available on Maximum Annuity Commencement Date (Oldest Owner’s or Annuitant’s 95th Birthday)

The Protective Income Manager rider will terminate on the Annuity Commencement Date, whether or not you have begun your Protective Income Manager Withdrawals. You must annuitize the Contract no later than the Maximum Annuity Commencement Date.

If your Protective Income Manager rider is in effect on the Maximum Annuity Commencement Date, then you may select one of the Annuity Options available to you under your Contract (see “ANNUITY PAYMENTS, Annuity Options”) or the Protective Income Manager rider’s Protected Lifetime Payment Annuity Option. This option provides fixed monthly annuity payments for the life of the Covered Person (or last surviving Covered Person if Joint Life Coverage was selected), as follows:

1.     If no Reset Date has occurred under the Protective Income Manager rider, then each Protected Lifetime Payment will be equal to your initial Optimal Withdrawal Amount divided by 12.

2.     If any Reset Date has occurred under the Protective Income Manager rider because you have taken one or more Excess Withdrawals, then each Protected Lifetime Payment will be equal to the lesser of: (a) your initial Optimal Withdrawal Amount, divided by 12; or (b) the Optimal Withdrawal Amount calculated on the most recent Reset Date, divided by 12.

If you do not select an Annuity Option, your monthly annuity payments will be the greater of (i) the Protected Lifetime Payments described above; or (ii) payments based upon the Contract Value for the life of the Annuitant with a 10-year Certain Period. We must receive written notification of your election of such annuity payments at least three days but no earlier than 90 days before the Maximum Annuity Commencement Date. For more information regarding Annuity Options, including Certain Period options, see “ANNUITY PAYMENTS, Annuity Options”.

Important Considerations.  Please consult your financial adviser to discuss whether to elect the rider’s Protected Lifetime Payment Annuity Option or one of the Annuity Options available on the Maximum Annuity Commencement Date. Among other things, you should consider the amount of the payments you would receive under each available option, your tax situation, whether you want variable or fixed payments, your need for income over the life of one or two individuals, and whether you desire to leave any benefit to your Beneficiary(ies).

Death of a Covered Person Before the Annuity Commencement Date

If there is one Covered Person and he or she dies before the Annuity Commencement Date, the Protective Income Manager rider terminates upon the Covered Person’s death. Unless the surviving spouse elects to continue the Contract and become the new Owner, we will also terminate the Contract and pay the death benefit under the Contract to the Beneficiary. If there are two Covered Persons and one dies before the Annuity Commencement Date, we will continue the Contract and the Protective Income Manager rider and continue to calculate the Optimal Withdrawal Amount as if no death had occurred so long as the Contract is not terminated by the surviving spouse. See “Death Benefit.”

If you purchase the Protective Income Manager rider, your death benefit under the Contract will be the Return of Purchase Payments Death Benefit. The Maximum Anniversary Value Death Benefit is not available under the Protective Income Manager rider. If you selected the Maximum Anniversary Value Death Benefit when you purchased your Contract and you later purchase the Protective Income Manager rider under our RightTime®

option, we will pay the Return of Purchase Payments Death Benefit at the time of an Owner’s death. If the value of your Maximum Anniversary Value Death Benefit at the time you elect the Protective Income Manager rider is greater than the value of the Return of Purchase Payments Death Benefit at that time, then you will forfeit this excess. We will stop assessing the fee for the Maximum Anniversary Value Death Benefit when we issue the Protective Income Manager rider, but will not refund the fees you paid for the Maximum Anniversary Value Death Benefit before that date.

Protective Income Manager Fee

We deduct a monthly fee for the Protective Income Manager rider that compensates us for the costs and risks we assume in providing this benefit. The percentage is currently 1.00% (on an annual basis) if you purchase the rider at the time you purchase the Contract and 1.10% (on an annual basis) if you purchase the rider under our RightTime® option. We calculate this fee as a percentage of the greater of:

a)     the Contract Value on the fee calculation date; or

b)    the Contract Value on the later of the Rider Effective Date or the most recent Reset Date.

Beginning with the month following the Rider Effective Date and continuing monthly through the Annuity Commencement Date, we calculate the monthly Protective Income Manager fee as of each Valuation Period containing a Monthly Anniversary Day. We deduct the fee on the Valuation Day that occurs after the Valuation Period during which it was calculated. We deduct the Protective Income Manager fee from the Sub-Accounts of the Variable Account only; it is not deducted from the assets in the DCA. Accordingly, you must have transferred some assets from your DCA account to one or more Sub-Accounts in accordance with our Allocation Guidelines and Restrictions before the fee is charged. We treat the deduction of the monthly fee as a partial surrender, but we will not reduce any penalty-free surrender amount available under the Contract, and we will not treat the deduction as an Excess Withdrawal under the rider.

We reserve the right to increase the Protective Income Manager fee, but it will never exceed 2.20% (if purchased under our RightTime® option) or 2.00% (if purchased at time of Contract issue) on an annual basis. If we increase the Protective Income Manager fee, we will give you at least 30 days’ notice prior to the increase. You may elect not to pay the increase in your Protective Income Manager fee. We must receive your Written Notice declining the increase before the end of the Valuation Period during which the new Protective Income Manager fee becomes effective. If you elect not to pay an increase in your Protective Income Manager Fee, then we will “lock in” your most recent Protective Income Manager Payment Factor and will use this factor when we calculate your Optimal Withdrawal Amount on all future Contract Anniversaries. Your Protective Income Manager Payment Factor will never change, even if there is a Reset following the date you elect not to pay the fee increase. This could ultimately mean a significant reduction in your future Optimal Withdrawal Amount because the Protective Income Manager Payment Factors are designed to increase as the time remaining until the Maximum Annuity Commencement Date decreases. You should carefully consider whether or not it is in your best interest to decline an increase in the Protective Income Manager fee.

Terminating the Protective Income Manager Rider

We will terminate the Protective Income Manager rider upon the earliest of:

•      the Valuation Date you terminate the Protective Income Manager rider (permitted after the Protective Income Manager rider has been in effect for at least ten years);

•      the Valuation Date the Contract is surrendered or terminated;

•      the Valuation Date your Contract Value reduces to zero due to an Excess Withdrawal;

•      the Valuation Date your Contract Value reduces to zero due to poor Sub-Account performance, the deduction of fees, and/or a Protective Income Manager Withdrawal (subject to our obligation to make monthly payments to you, as set forth above under “Reduction of Contract Value to Zero”);

•      the Valuation Date we receive instructions from you that results in a change in Covered Person(s);

APPENDIX J

Example of Protective Income Manager Rider

The purpose of the following example is to demonstrate the operation of the Protective Income Manager Rider. The example is based on hypothetical Contract Values and transactions and assumes hypothetical positive and negative investment performance of the Separate Account. The example is not representative of past or future performance and is not intended to project or predict performance. There is, of course, no assurance that the Separate Account will experience positive investment performance. The example does not reflect the deduction of fees and charges.

ASSUMPTIONS:

•      Joe, 75 years old on the Rider Effective Date

•      Purchased the Protective Income Manager Rider at the time of Contract purchase

•      Elected Single Life Coverage

•      Began making Protective Income Manager Withdrawals immediately

Contract Year	Attained Age	Purchase Payments	Hypothetical Contract Value (Beginning of Year)		Protective Income Manager Payment Factor	Contract Value times Payment Factor	Optimal Withdrawal Amount		Total Withdrawal Taken	Excess Withdrawal		Hypothetical Contract Value (End of Year)	Protected Lifetime Payment(A)
1	75	100,000	100,000	(B)	0.06661	6,661	6,661		6,661	—		95,684	6,661
2	76	—	95,684		0.06912	6,614	6,661	(C)	6,661	—		92,517	6,661
3	77	—	92,517		0.07192	6,654	6,661		6,661	—		98,541	6,661
4	78	—	98,541		0.07505	7,396	7,327	(D)	7,327	—		91,009	6,661
5	79	25,000	116,009		0.07859	9,117	8,060		8,060	—		103,677	6,661
6	80	—	103,677		0.08260	8,564	8,564		40,000	31,436	(E)	56,987	6,661
7	81	—	56,987		0.08570	4,884	4,884	(F)	4,884	—		50,637	4,884	(G)
8	82	—	50,637		0.09104	4,610	4,884		4,884	—		51,573	4,884
9	83	—	51,573		0.09729	5,018	5,018	(H)	5,018	—		46,185	4,884
10	84	—	46,185		0.10469	4,835	4,884		4,884	—		38,156	4,884

(A)  Protected Lifetime Payments are available if the rider is in effect on the Maximum Annuity Commencement Date, and equal the lesser of (a) your initial Optimal Withdrawal Amount; or (b) your Optimal Withdrawal Amount as of a Reset Date.

(B)   The initial Contract Value is equal to the initial Purchase Payment of $100,000

(C)   We recalculate the Optimal Withdrawal Amount by multiplying the Payment Factor (0.06912) by the Contract Value ($95,684), which equals $6,614. However, this amount is lower than our guarantee that, so long as there has not been an Excess Withdrawal, the Optimal Withdrawal Amount will always be at least the greater of 90% of the prior Optimal Withdrawal Amount (90% x $6,661 = $5,994) or the initial Optimal Withdrawal Amount ($6,661). Therefore, the recalculated Optimal Withdrawal Amount is equal to $6,661.

(D)  Although the Payment Factor (0.07505) times the Contract Value ($98,541) equals $7,396, the Optimal Withdrawal Amount is $7,327 since the Optimal Withdrawal Amount cannot be higher than 110% of the prior Optimal Withdrawal Amount ($6,661 x 1.10 = $7,327).

(E)   An Excess Withdrawal occurs when total withdrawals taken during the Contract Year exceed the Optimal Withdrawal Amount.

(F)   On the next Contract Anniversary following an Excess Withdrawal (the “Reset Date”), we reset the “floor” for future Optimal Withdrawal Amounts to equal the lesser of the initial Optimal Withdrawal Amount or the Optimal Withdrawal Amount as of the Reset Date. We will also use a new Protective Income Manager

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Payment Factor determined by the current number of years remaining until the Maximum Annuity Commencement Date and the age of the (younger) Covered Person on the Reset Date (provided you have not declined an increase in the Protective Income Manager fee). This will result in a lower Protective Income Manager Payment Factor. In this example, the factor that would have applied in the absence of a Reset (0.08721) is replaced by a new Payment Factor (0.08570) as Joe is now 81 years old. This means the new Optimal Withdrawal Amount is equal to $4,884, which is the Contract Value ($56,987) times the Payment Factor (0.08570). Optimal Withdrawal Amount calculation floors do not apply at Reset Dates.

(G)   This Contract Anniversary is a Reset Date due to the Excess Withdrawal during the prior Contract Year. If the Optimal Withdrawal Amount on a Reset Date is lower than the initial Optimal Withdrawal Amount, then the Protected Lifetime Payment is reduced to equal that year’s Optimal Withdrawal Amount.

(H)  The Optimal Withdrawal Amount is equal to $51,573 (Contract Value) times 0.09729 (Payment Factor) = $5,018.

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Appendix K

Protective Income Manager Rider Payment Factors

The following table provides the Protective Income Manager rider payment factors for Single Life and Joint Life Coverage. We calculate your Optimal Withdrawal Amount under the rider by multiplying your Contract Value by the applicable factor. This factor is based upon the number of years remaining until the Maximum Annuity Commencement Date and the age of the (younger) Covered Person on the Rider Effective Date. On each Contract Anniversary, we will use a new factor to recalculate your Optimal Withdrawal Amount based upon the current number of years remaining until the Maximum Annuity Commencement Date; however, the factor will continue to be based on the age of the (younger) Covered Person on the Rider Effective Date unless an Excess Withdrawal has been taken.

For example, if you are age 75 on the date you purchase the rider (with single life coverage), with 19 years remaining until the Maximum Annuity Commencement Date, your Protective Income Manager Payment factor is 0.06912. If your initial Purchase Payment is $100,000, then your initial Optimal Withdrawal Amount is $6,912 (0.06912 x $100,000). If you never take an Excess Withdrawal, then you will always be able to withdraw at least $6,912 each Contract Year without reducing or eliminating the benefits under the rider. In addition, each year your factor will increase as you get closer to the Maximum Annuity Commencement Date (but will remain in the age 75 column so long as you do not take an Excess Withdrawal).

Single Life Coverage

Years Remaining Until Maximum Annuity Commencement	Age of Covered Person
Date	60	61	62	63	64	65	66	67	68	69	70	71	72	73	74	75

1	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000
2	0.50980	0.50968	0.50956	0.50944	0.50932	0.50920	0.50908	0.50896	0.50884	0.50872	0.50860	0.50848	0.50836	0.50824	0.50812	0.50800
3	0.34649	0.34633	0.34616	0.34600	0.34584	0.34568	0.34551	0.34535	0.34519	0.34503	0.34486	0.34470	0.34454	0.34438	0.34421	0.34405
4	0.26489	0.26471	0.26452	0.26434	0.26415	0.26397	0.26378	0.26360	0.26341	0.26323	0.26304	0.26286	0.26267	0.26249	0.26230	0.26212
5	0.21599	0.21579	0.21559	0.21539	0.21519	0.21499	0.21479	0.21459	0.21439	0.21419	0.21399	0.21379	0.21359	0.21339	0.21319	0.21299
6	0.18342	0.18321	0.18300	0.18279	0.18258	0.18237	0.18216	0.18195	0.18174	0.18153	0.18132	0.18111	0.18090	0.18069	0.18048	0.18027
7	0.16020	0.15998	0.15976	0.15954	0.15933	0.15911	0.15889	0.15867	0.15845	0.15823	0.15801	0.15780	0.15758	0.15736	0.15714	0.15692
8	0.14282	0.14259	0.14236	0.14214	0.14191	0.14169	0.14146	0.14123	0.14101	0.14078	0.14056	0.14033	0.14011	0.13988	0.13966	0.13943
9	0.12932	0.12909	0.12886	0.12862	0.12839	0.12816	0.12793	0.12770	0.12746	0.12723	0.12700	0.12677	0.12654	0.12631	0.12608	0.12585
10	0.11855	0.11831	0.11807	0.11784	0.11760	0.11736	0.11712	0.11689	0.11665	0.11641	0.11618	0.11594	0.11570	0.11547	0.11523	0.11499
11	0.10976	0.10952	0.10927	0.10903	0.10879	0.10854	0.10830	0.10806	0.10782	0.10758	0.10734	0.10709	0.10685	0.10661	0.10637	0.10613
12	0.10245	0.10221	0.10196	0.10171	0.10146	0.10122	0.10097	0.10072	0.10048	0.10023	0.09998	0.09974	0.09949	0.09925	0.09900	0.09876
13	0.09629	0.09604	0.09579	0.09554	0.09528	0.09503	0.09478	0.09453	0.09428	0.09403	0.09378	0.09353	0.09328	0.09303	0.09278	0.09253
14	0.09103	0.09077	0.09051	0.09026	0.09000	0.08975	0.08949	0.08924	0.08898	0.08873	0.08847	0.08822	0.08797	0.08771	0.08746	0.08721
15	0.08648	0.08622	0.08596	0.08570	0.08544	0.08518	0.08492	0.08466	0.08441	0.08415	0.08389	0.08363	0.08337	0.08312	0.08286	0.08260
16	0.08252	0.08225	0.08199	0.08173	0.08146	0.08120	0.08094	0.08067	0.08041	0.08015	0.07989	0.07963	0.07937	0.07911	0.07885	0.07859
17	0.07904	0.07877	0.07850	0.07823	0.07797	0.07770	0.07743	0.07717	0.07690	0.07664	0.07637	0.07611	0.07584	0.07558	0.07531	0.07505
18	0.07596	0.07568	0.07541	0.07514	0.07487	0.07460	0.07433	0.07406	0.07379	0.07352	0.07325	0.07298	0.07272	0.07245	0.07218	0.07192
19	0.07321	0.07293	0.07266	0.07238	0.07211	0.07184	0.07156	0.07129	0.07102	0.07075	0.07047	0.07020	0.06993	0.06966	0.06939	0.06912
20	0.07075	0.07047	0.07019	0.06992	0.06964	0.06936	0.06908	0.06881	0.06853	0.06826	0.06798	0.06771	0.06743	0.06716	0.06689	0.06661
21	0.06854	0.06826	0.06797	0.06769	0.06741	0.06713	0.06685	0.06657	0.06629	0.06601	0.06574	0.06546	0.06518	0.06490	0.06463
22	0.06654	0.06625	0.06597	0.06568	0.06540	0.06511	0.06483	0.06455	0.06427	0.06398	0.06370	0.06342	0.06314	0.06286
23	0.06472	0.06443	0.06414	0.06385	0.06357	0.06328	0.06299	0.06271	0.06242	0.06214	0.06185	0.06157	0.06129
24	0.06306	0.06277	0.06248	0.06219	0.06190	0.06161	0.06132	0.06103	0.06074	0.06045	0.06017	0.05988
25	0.06155	0.06125	0.06096	0.06067	0.06037	0.06008	0.05979	0.05949	0.05920	0.05891	0.05862
26	0.06016	0.05986	0.05956	0.05927	0.05897	0.05867	0.05838	0.05808	0.05779	0.05750
27	0.05888	0.05858	0.05828	0.05798	0.05768	0.05738	0.05708	0.05679	0.05649
28	0.05770	0.05740	0.05710	0.05679	0.05649	0.05619	0.05589	0.05559
29	0.05662	0.05631	0.05600	0.05569	0.05539	0.05508	0.05478
30	0.05561	0.05530	0.05499	0.05468	0.05437	0.05406
31	0.05467	0.05436	0.05404	0.05373	0.05342
32	0.05380	0.05348	0.05316	0.05285
33	0.05298	0.05267	0.05235
34	0.05223	0.05190
35	0.05152

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